

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2019

DAVID KHANI
Chief Financial Officer
CONSOL Energy Inc.
CNX Center
1000 CONSOL Energy Drive, Suite 100
Canonsburg, PA 15317-6506

  Re: CONSOL Energy Inc.
    Form 10-K
    Filed February 8, 2019
    File No. 001-38147

Dear Mr. KHANI:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Beverages, Apparel and
           Mining